                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number: 000-29485


                           NOTIFICATION OF LATE FILING

[] Form  10-K          [] Form  11-K         []  Form  20-F      [x] Form  10-Q
[] Form  N-SAR

     For  Period  Ended:  June  30,  2003

[] Transition  Report  on  Form  10-K        [] Transition Report on Form  10-Q
[] Transition  Report  on  Form  20-F        [] Transition Report on Form N-SAR

     For  the  Transition  Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________
_____________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant                  Resolve  Staffing,  Inc.
Former  name  if  applicable                Columbialum  Staffing,  Inc.
Address  of  principal  executive  office   105  N.  Falkenburg  Road, Suite B
City,  state  and  zip  code                Tampa,  Florida  33619


                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

    |(a) The reasons described in reasonable detail in Part III of this for | could not be eliminated without unreasonable effort or expense;
[X] |(b)  The  subject  annual  report, semi-annual report, transition report on
    | Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed | on or before the 15th calendar day following the prescribed due date;
    | or the subject quarterly report or transition report on Form 10-Q, or | portion thereof will be filed on or before the fifth calendar day
    |     following  the  prescribed  due  date;  and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has  been  attached  if  applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Wanda  Dearth           (813)                  662-0074
        -------------      --------------        ------------------
        (Name)             (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]   Yes   []   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X}  Yes    []  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It  is  anticipated  that  the  Company's  revenue  will  have  increased  by
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approximately  542%  and  net losses have increased by approximately 313% during
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the  quarter ended June 30, 2003 as compared to the quarter ended June 30, 2002.
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These  increases  in  revenue attributed to growth in the Company's business.
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                             Resolve Staffing, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August  14,  2003               /s/  Wanda  Dearth
                                        ------------------
                                        By:  Wanda  Dearth
                                        Chief  Executive  Officer